SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS
PORTUGAL TELECOM, SGPS S.A.

27 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 ON THE AGENDA:

(To resolve on the free allotment of all the ordinary shares representing the share capital of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”), held by the Company to its shareholders, where each shareholder shall receive a number of shares on the share capital of PT Multimédia equivalent to the number of shares held on the share capital of the Company at the time of the allotment multiplied by a 0.16 ratio, rounded down, which is equivalent to 4 PT Multimédia shares for each 25 Company shares)

Whereas:

A) On 3 August 2006, the Board of Directors announced its intention to allot to the Shareholders, with no consideration, all the shares representing PT Multimédia’s share capital held by the Company, thus carrying out the spin-off of PT Multimédia;

B) Such intention was subsequently confirmed on several occasions, the latest on the Addendum to the Report of the Board of Directors disclosed on 27 February 2007, in relation to the Tender Offer for all the shares representing the Company’s share capital launched by the companies Sonaecom, SGPS, S.A., and Sonaecom, B.V.. This measure was part of the proposal for shareholder remuneration presented by the Board of Directors for the 2006-2009 financial years;

C) In the meantime, on 2 March 2007 occurred the failure of the abovementioned Tender Offer which was one of the conditions for the implementation of the spin-off of PT Multimédia;

D) The Company, duly represented by its Board of Directors, shall, at a special meeting of the holders of the class A shares representing PT Multimédia’s share capital, which grant the special rights established under the articles of the PT Multimédia’s Articles of Association referred to in the following Whereas clause, consent in the amendment to PT Multimédia’s Articles of Association also referred to in the following Whereas clause and accept the suppression of the said special rights;

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E) According to the terms of the corresponding notice, on 24 April 2007, the Annual General Meeting of Shareholders of PT Multimédia shall have resolved, subject to the condition of approval of this resolution, to remove paragraphs 2 and 3 of article 5, paragraph 2 of article 6, paragraph 2 of article 14, paragraph 4 of article 15 and paragraph 2 of article 23, and to amend paragraph 2 of article 4, paragraph 2 of article 16 and paragraph 2 of article 17 of such company’s articles of association in order to suppress the special rights assigned to class A shares representing its share capital and, as a result, convert such shares into ordinary shares;

F) It is anticipated that, in order to implement the spin-off, the Company will be able to use exclusively assets that, according to articles 32 and 33 of the Portuguese Companies Code, may be distributed to the shareholders;

G) At the time of this resolution, the shareholding of the Company in PT Multimédia’s share capital is of 180,507,700 ordinary shares which, together with the 102,000 class A shares after their conversion into ordinary shares, will correspond to 180,609,700 ordinary shares representing 58.43% of PT Multimédia’s share capital and voting rights.

We propose that it be resolved:

1) To approve the free allotment to Shareholders of all the 180,609,700 shares representing 58.43% of the share capital and voting rights in PT Multimédia held by the Company to be implemented by the Board of Directors until 31 December 2007, under the following terms:

a) Each shareholder shall be allotted the number of shares representing PT Multimédia’s share capital as results from the application of factor 0.16 to the number of shares representing Portugal Telecom, SGPS, S.A.’s share capital held at the time of the allotment, rounded down, which corresponds to 4 PT Multimédia shares for each 25 Company shares;

b) The transfer of the PT Multimédia shares to the Shareholder account shall be made through the Central Securities Depository (Central dos Valores Mobiliários) as provided for in article 53 of the Regulation no. 3/2000 and in Administrative Orders no. 1/2000, both of Interbolsa, such transfer to occur on the date determined for such purpose by the Board of Directors;

c) Shareholders as to whom, as a result of application of the abovementioned allotment factor, and after calculation of the applicable tax, the number of shares allotted is

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rounded down, shall be entitled to a financial compensation proportional to such rounding down, which compensation shall be determined by reference to the market price of the PT Multimédia shares in force at the time the allotment is implemented;

d) The number of PT Multimédia shares allotted to each shareholder under this resolution and in accordance with the terms and conditions determined by the Board of Directors shall be subject to taxation as provided for in the applicable law.

2) That, taking into account that, in implementation of this resolution and of those under items 6 an 7 on the agenda, it will not be possible to determine precisely the number of the Company’s own shares that will be held in treasury on the date of the abovementioned allotment without limiting the Company’s capacity of intervention, PT Multimédia shares corresponding to the Company shares that, on the allotment date, belong to the Company itself, not be allotted;

3) The distribution of PT Multimédia Shares to the shareholders of Portugal Telecom as set forth in this proposal and by the Board of Directors involves the suppression of the special rights included in the class A shares representing PT Multimédia’s share capital currently held by the Company, by means of their conversion into ordinary shares or by any other form as may be determined;

4) That the implementation of this proposal be subject to the existence of the necessary market conditions and financial and accounting situation;

5) That all other terms and conditions for the allotment to the shareholders of the Company of the shares held by the latter in PT Multimédia’s share capital, notably those required or appropriate for obtaining the approval of the transaction by the competent authorities, as well as the implementation thereof and those that become necessary to assure the calculation and payment of applicable tax, be established by the Board of Directors within the periods of time resolved herein.

Lisbon, 21 March 2007.

The Board of Directors,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.